As filed with the Securities and Exchange Commission on July 20, 2007

FORM N-8F
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

Conseco Fund Group
(Name of Applicant)

File No.: 811-7839
(Securities and Exchange Commission File Number)

(Address of Principal Executive Office)

Copies of all Communications and Orders to:

Jeffrey M. Stautz	Donald W. Smith, Esq.
Conseco Fund Group	Kirkpatrick & Lockhart Preston
11825 North Pennsylvania Street	Gates Ellis LLP
Carmel, Indiana 46032	1601 K Street, NW
Washington, D.C. 20006

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Conseco Fund Group

3.	Securities and Exchange Commission File No.: 811-7839

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [ X ] Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

11825 North Pennsylvania Street
Carmel, Indiana 46032

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sarah L. Bertrand
535 N. College Drive
Carmel, Indiana 46032
317/817-3741

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

40|86 Advisors, Inc.
535 N. College Avenue
Carmel, Indiana 46032

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ x ] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

The fund was organized as a Massachusetts business trust.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

40|86 Advisors, Inc., (f.k.a. Conseco Capital Management, Inc.), 535 N. College Avenue, Carmel, Indiana 46032, investment adviser for all of the Conseco Fund Group funds.

Chicago Equity Partners, LLC, 180 N. LaSalle Street, Suite 3800, Chicago, Illinois 60601, sub-adviser for the Conseco Equity Fund, Conseco Large-Cap Fund and the equity portion of the Conseco Balanced Fund.

Oak Associates, ltd., 3875 Embassy Parkway, Suite 250, Akron, Ohio 44333, sub-adviser for the Conseco Science & Technology Fund and the Conseco 20 Fund.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Conseco Equity Sales, Inc.
11815 N. Pennsylvania Street
Carmel, Indiana 46032

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [x] No

If Yes, for each UIT state:
Name(s):
File No.: 811-______
Business Address:

Not Applicable.

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ x ] Yes [ ] No

If Yes, state the date on which the board vote took place: October 22, 2003 If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ x ] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: March 23, 2004
If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

April 1, 2004

(b)	Were the distributions made on the basis of net assets?

[x] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[x] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [ X ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [ X ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$198,301
(ii) Accounting expenses:	$10,436
(iii) Other expenses (list and identify separately):
Proxy Expenses	$243,981
Trustee Compensation/Expense	$26,436
Printing Expenses	$17,911
Tabulator Expenses	$39,306
D&O/E&O Insurance	$384,000
(iv) Total expenses (sum of lines (i)-(iii) above)	$920,370

(b)	How were those expenses allocated?

In accordance with the proxy, all costs and expenses were borne by 40|86 Advisors, Inc. and The Managers Funds LLC, the registered investment adviser of the acquiring fund.

(c)	Who paid those expenses?

40|86 Advisors, Inc. and The Managers Fund LLC.

(d)	How did the fund pay for unamortized expenses (if any)?

None

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [x] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: The Managers Trust II.

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-06431

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 333-110232, Form N-14, Filed November 4, 2003

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Conseco Fund Group, (ii) she is an officer of Conseco Fund Group, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: July 20, 2007	/s/ Sarah L. Bertrand
Name: Sarah L. Bertrand
Title: Assistant Secretary